CALIFORNIA PROMISSORY NOTE
(SECURED)

ON THIS _____ DAY OF August 2017, 364 West 10th Street, Inc. of 16299 Foothill Blvd, Fontana, CA, 92335, hereinafter known as the "Borrower" promises to pay to DreamFunded Servicing, LLC, a Delaware limited liability company, acting as lender agent ("Lender Agent") for and on behalf of those persons listed on **Exhibit A**, attached hereto (each a "Lender," and collectively, the "Lenders"), the principal sum of _____ Dollars ($_____), with interest accruing on the unpaid balance at a rate of ten percent (10%) per annum in accordance with Article XV, Section 1 (Interest and Usury) of the California Statutes.

1. **PAYMENTS:** Borrower shall pay (check the applicable box)

    ☐ - **INTEREST ONLY PAYMENTS** on the outstanding principal balance.

    If installments or interest only payments are checked above, such installment payment shall be due and payable on the (check the applicable box)

    ☐ - 1st day of every **month** beginning on the 1st day of _____, 2017.

2. **DUE DATE:** The full balance on this Note, including any accrued interest and late fees, is due and payable on the 1 day of _____, 2019.

3. **INTEREST DUE IN THE EVENT OF DEFAULT:** In the event that the Borrower fails to pay the note in full on the due date or has failed to make an installment payment due within 15 days of the due date, unpaid principal shall accrue interest at the rate of 10 percent (10%) per annum OR the maximum rate allowed by law, whichever is less, until the Borrower is no longer in default.

4. **ALLOCATION OF PAYMENTS:** Payments shall be first credited any late fees due, then to interest due and any remainder will be credited to principal.

5. **PREPAYMENT:** Borrower may pre-pay this Note without penalty.

6. **LATE FEES:** If the Lender Agent receives any installment payment more than 15 days after the date that it is due, then a late payment fee of _____, shall be payable with the scheduled installment payment along with any default interest due.

7. **ACCELERATION:** If the Borrower is in default under this Note or is in default under the security instrument securing repayment of this Note, and such default

is not cured within 90 days after written notice of such default, then Lender Agent may, at its option, declare all outstanding sums owed on this Note to be immediately due and payable, in addition to any other rights or remedies that Lenders may have under the security instrument or state and federal law.

8. **WAIVER OF PRESENTMENTS:** Borrower waives presentment for payment, notice of dishonor, protest and notice of protest.

9. **NON-WAIVER:** No failure or delay by Lender Agent in exercising Lenders' rights under this Note shall be considered a waiver of such rights.

10. **SEVERABILITY:** In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect.

11. **INTEGRATION:** There are no verbal or other agreements which modify or affect the terms of this Note. This Note may not be modified or amended except by written agreement signed by Borrower and Lender Agent.

12. **CONFLICTING TERMS:** In the event of any conflict between the terms of this Note and the terms of any security instrument securing payment of this Note, the terms of this Note shall prevail.

13. **NOTICE:** Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile, or (d) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be made to the parties at the addresses listed below.

14. **EXECUTION:** The Borrower executes this Note as a principal and not as a surety. If there is more than one Borrower, each Borrower shall be jointly and severally liable under this Note.

15. **SECURITY: THIS NOTE IS SECURED BY THE FOLLOWING:**

California Multi-Beneficiary Deed of Trust between the Lenders and Borrower, dated August ___, 2017.

SIGNATURE AREA

This agreement was signed the ____ day of August, 2017 by the following:

_____   _____

Lender Agent's Signature

Borrower's Signature

_____

_____

Lender Agent's Printed Name

Borrower's Printed Name

_____

_____

Witness's Signature

Witness's Signature

_____

_____

Witness's Printed Name

Witness's Printed Name

Exhibit A

LENDERS